UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Annual General Meeting Results

On May 8, 2019, Auris Medical Holding Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Re-election of the members of the Board of Directors.

The Company’s shareholders re-elected Thomas Meyer, PhD, Armando Anido, MBA, Mats Peter Blom, MBA, Calvin W. Roberts, MD and Alain Munoz, MD, as member of the Board of Directors, each for a term of one year ending upon completion of the 2020 Annual General Meeting.

Agenda Item 2: Re-election of the Auditors

The Company’s shareholders re-elected Deloitte AG, Switzerland, as auditors of Auris Medical Holding Ltd. for the 2019 financial year.

Agenda Item 3: Compensation of the Board of Directors and the Executive Management Committee

The Company’s shareholders approved, on a non-binding advisory basis, the 2018 Board of Directors and executive officers compensation.

Other Items

At the Meeting, the Chairman informed the shareholders that going forward the Company, as a Foreign Private Issuer pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), intends to file financial reports on a semi-annual instead of a quarterly basis in compliance with such SEC rules. The next financial statements will therefore be filed for the first six months ended June 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: May 8, 2019

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